

April 5, 2024

Matthew Horwath
SVP & Chief Financial Officer
FARO TECHNOLOGIES INC
125 Technology Park
Lake Mary, Florida 32746

> **Re: FARO TECHNOLOGIES INC**
> **10-K filed February 28, 2024**
> **Filed February 28, 2024**
> **8-K Filed February 27, 2024**
> **File No. 000-23081**

Dear Matthew Horwath:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed February 27, 2024

Exhibit 99.1

1. We note that several of your non-GAAP performance measures include an adjustment of $9.3 million for an inventory reserve charge. With reference to Note 19 to the fiscal year 2023 financial statements, we note that this charge is for inventory and related purchase commitments after evaluating your product portfolio in connection with the Integration Plan. With reference to ASC 420-10-S99-3, please tell us your consideration of the guidance in Question 100.01 the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

2. We note for non-GAAP net loss and non-GAAP net loss per share – diluted for fiscal year 2023 that you have included a $16 million adjustment for other tax adjustments. Please provide us with a more comprehensive explanation of the components of this adjustment with a view toward providing better disclosure for the adjustment and how those

adjustments comply with the guidance in Question 102.11 the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

3.   We note that you included fair value adjustments as part of your calculation of EBITDA for fiscal year 2022. Please tell us what the fair value adjustment is for and how you concluded this type of adjustment is within the definition of EBITDA. Refer to Question 103.01 the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracey Houser at 202-551-3736 or Nudrat Salik at 202-551-3692 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services